

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



Group Secretariat

13th June 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
JUN 23 2005
WASH. D.C. 183 SECTION

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
A J L Nightingale	Exercise of Options	13/06/2005	80,000	US$3.662

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

www.jardines.com
Incorporated in Bermuda with limited liability